EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Seabridge Gold Inc. (“Seabridge” or the ”Company”)
Suite 400 – 106 Front Street East
Toronto, ON M5A 1E1

Item 2:	Date of Material Change

February 28, 2022

Item 3:	News Release

The news release announcing the material change referred to in this report was disseminated on March 1, 2022 through Newsfile and a copy has been filed under Seabridge’s profile on SEDAR.

Item 4:	Summary of Material Change

On February 28, 2022, Seabridge’s wholly-owned subsidiary, KSM Mining ULC (“KSMCo”), signed a Facilities Agreement (the “Agreement”) with British Columbia Hydro and Power Authority (“BC Hydro”) covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM project.

Item 5:

5.1	Full Description of Material Change

See attached news release

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6:	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Rudi Fronk, Chief Executive Officer of Seabridge, at (416) 367-9292.

Item 9:	Date of Report

March 8, 2022.

News Release

Trading Symbols:	TSX: SEA	For Immediate

Release	NYSE: SA	March 1, 2022

Seabridge Gold Enters into Agreement with BC Hydro

to Supply Green, Low-Cost Construction Power to KSM Project

Toronto, Canada... Seabridge Gold’s wholly owned subsidiary, KSM Mining ULC (“KSM Mining”), has signed a Facilities Agreement (the “Agreement”) with British Columbia Hydro and Power Authority (“BC Hydro”) covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM project.

KSM will connect to BC Hydro’s existing Northwest Transmission Line (“NTL”) at BC Hydro’s Treaty Creek Switching Station (“TCT”). This TCT, located where KSM’s Treaty Creek access road meets Highway 37, south of Bell 2, is scheduled to be completed before the end of 2024. KSM Mining has completed its design for a 30 km long 287 KV transmission line to interconnect the TCT and the KSM plant site. This KSM transmission line is scheduled to be constructed in 2023 with completion and commissioning planned for late 2024 to be ready for connection to the TCT.

Previous studies at KSM originally incorporated diesel power for construction activities, with hydro power to be supplied later from BC Hydro’s NTL for operations. Connecting to BC Hydro’s NTL earlier than previously planned provides a number of significant ESG and economic advantages including:

(i) green hydro power will replace significant diesel generation over the multi-year construction phase, with a corresponding large reduction in greenhouse gas emissions;

(ii) Hydro power is less than 25 percent of the cost of diesel-generated power with consequent capital and operating cost savings;

(iii) the TCT and transmission line will eventually be required for operations and moving this infrastructure forward in the project schedule de-risks construction; and

(iv) the installation is part of our work towards “Substantially Started”. Achieving substantially started designation will ensure that KSM’s Environmental Assessment Certificate remains in place for the life of the project.

Seabridge Chairman and CEO Rudi Fronk stated “we are delighted to take our relationship with BC Hydro to the next level. Having access to low-cost hydro power is one of many logistical advantages KSM enjoys compared to other large undeveloped gold and copper projects around the world. The recently announced US$225 million funding from Sprott Resource Streaming and Royalty Corp. and Ontario Teachers’ Pension Plan provides the capital necessary for our work with BC Hydro as well as our other substantially started activities.”

The cost of the new BC Hydro switching station consists of $28.9 million in cash payments for facilities directly required by the KSM Project and $54.2 million in security (or cash in lieu) for BC Hydro system reinforcement as required to make the power available. The system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption.

Seabridge holds a 100% interest in several North American gold projects. Seabridge’s assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada’s Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the schedule for completing the TCT; (ii) the schedule for completing and commissioning the KSM transmission line; (iii) the anticipated completion of the announced financing from Sprott ; and (iv) the foregiving of system reinforcement security, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s plans or expectations include unexpected delays in construction activities, including difficult site conditions, unusual weather or pandemic-related shutdowns or worker shortages at the Project, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD
“Rudi Fronk”
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 ● Fax: (416) 367-2711
Email: info@seabridgegold.com

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